EXHIBIT 11

UNITIL CORPORATION AND SUBSIDIARY COMPANIES

COMPUTATION OF EARNINGS PER WEIGHTED AVERAGE COMMON SHARE OUTSTANDING

(Millions except common shares and per share data)

(UNAUDITED)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Net Income	$2.3	$3.5	$17.8	$16.9
Weighted Average Number of Common Shares Outstanding – Basic (000’s)	14,067	13,993	14,056	13,982
Dilutive Effect of Stock Options and Restricted Stock (000’s)	7	6	7	6
Weighted Average Number of Common Shares Outstanding – Diluted (000’s)	14,074	13,999	14,063	13,988
Earnings Per Share – Basic and Diluted	$0.16	$0.25	$1.27	$1.21